Filed by: Independent Bank Corp.
Commission File No.: 001-09047

Pursuant to Rule 165 and Rule 425
under the Securities Act of 1933, as amended
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: Falmouth Bancorp, Inc.
Commission File No.: 001-13465

INDEPENDENT
BANK CORP.
Parent of Rockland Trust Company

Stockholder Relations	NEWS RELEASE

288 Union Street, Rockland, MA 02370

Investor Relations Contacts:

Chris Oddleifson
President and
Chief Executive Officer
(781) 982-6660

Denis K. Sheahan
Chief Financial Officer
(781) 982-6341

Media Contact:

Richard A. Hall
Marketing Director
(781) 982-6486

INDEPENDENT BANK CORP. ANNOUNCES ACQUISITION
OF FALMOUTH BANCORP, INC.

     Rockland, Massachusetts (January 9, 2004). Independent Bank Corp., (NASDAQ: INDB), parent of Rockland Trust Company, today announced that it has reached a definitive agreement to acquire Falmouth Bancorp, Inc. (AMEX: FCB), the parent of Falmouth Bank, in a part cash, part stock transaction valued at approximately $36.9 million, including approximately $2.5 million in cash that will be paid to Falmouth Bancorp option holders in exchange for the cancellation of those options. The $36.9 million transaction value is derived by using Independent Bank Corp.’s closing price per share on January 8, 2004 of $29.00 for the stock component of the transaction.

     Falmouth Bancorp, Inc., headquartered in Falmouth, Massachusetts, has $166.1 million in assets and four branches located within Barnstable County, Massachusetts: East and North Falmouth, Falmouth, and Bourne. Barnstable County has one of the fastest growing populations in Massachusetts.

     The terms of the definitive agreement call for half of the outstanding shares of Falmouth Bancorp, Inc. to be converted into 1.28 shares of Independent Bank Corp. and for the other half of the outstanding Falmouth shares to be purchased for $38.00 in cash.

     “We are absolutely delighted to welcome Falmouth Bank customers and employees to Rockland Trust Company,” said Christopher Oddleifson, Independent Bank Corp. President and Chief Executive Officer. “The Falmouth Bank team has built a tremendous franchise. This acquisition will enable Rockland Trust Company to consolidate its position in the Falmouth market and attain a number two deposit market share in that area. It is expected that the transaction will be accretive and, at 1.9 times book value and a 12.5% core deposit premium, represents a fair price for a sound, well-managed financial institution.”

     The transaction is intended to qualify as a tax-free reorganization for federal income tax purposes and to provide a tax-free exchange of shares.

     “This acquisition is good news for Falmouth Bank customers,” said Santo P. Pasqualucci, President and CEO of Falmouth Bank. “Like Falmouth Bank, Rockland Trust Company has always been committed to serving the local community and offering personalized service and competitive products. Falmouth customers will benefit from the strength that Rockland Trust offers and can look forward to an even greater range of products and services,” he said.

     The definitive agreement has been approved by the Boards Of Directors of both Independent Bank Corp. and Falmouth Bancorp, Inc. The transaction is subject to all required regulatory approvals, approval by the shareholders of Falmouth, and other standard conditions. The transaction is expected to be completed by mid-year 2004.

     Independent Bank Corp. was advised by Legg Mason Wood Walker, Inc., and its legal counsel was Choate, Hall & Stewart. Falmouth Bancorp, Inc. was advised by Trident Securities, a division of McDonald Investments Inc., and its legal counsel was Thacher Proffitt & Wood LLP.

     Christopher Oddleifson, and Denis K. Sheahan, Chief Executive Officer and President, and Chief Financial Officer, respectively, of Independent Bank Corp., will host a conference call to discuss fourth quarter earnings and the Falmouth Bancorp, Inc. acquisition at 9:00 a.m. Eastern Daylight Time on Friday, January 9, 2004. Internet access to the call is available by going to the Company’s website at http://www.rocklandtrust.com or by telephonic access by dial-in at 1-800-901-5213 (password – INDB). A replay of the call will be available beginning 10:00 a.m. on January 12, 2004 until 11:59 p.m. on January 14, 2004 by calling 1-888-286-8010 (Passcode 54395915). A slide presentation providing details of the transaction will be available in the Investor Relations section on the Company’s website at http://www.rocklandtrust.com.

     Independent Bank Corp.’s sole bank subsidiary, Rockland Trust Company, currently has $2.4 billion in assets, 52 retail branches, seven

Commercial Lending Centers and three Investment Management offices located in the Plymouth, Barnstable, Norfolk and Bristol counties of Southeastern Massachusetts. To find out more about Rockland Trust Company and its products visit our web site at www.rocklandtrust.com.

Forward-Looking Statements

     This press release contains certain “forward-looking statements” with respect to the financial condition, results of operations and business of Independent Bank Corp. and Rockland Trust Company upon consummation of the acquisition of Falmouth Bancorp, Inc. These forward-looking statements involve certain risks and uncertainties, and readers are cautioned not to place undue reliance on any such forward-looking statements. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities: (i) estimated cost savings from the acquisition cannot be fully realized within the expected time frame; (ii) revenues following the acquisition are lower than expected; (iii) competitive pressure among depository institutions increases significantly; (iv) costs or difficulties related to the integration of the businesses of Independent Bank Corp. and Falmouth Bancorp, Inc. are greater than expected; (v) changes in the interest rate environment reduce interest margins; (vi) general economic conditions, either nationally or in the markets in which Independent Bank Corp. will be doing business, are less favorable than expected; or (vii) legislation or changes in regulatory requirements adversely affect the businesses in which Independent Bank Corp. would be engaged. Independent Bank Corp. disclaims any intent or obligation to update publicly any such forward-looking statements, whether in response to new information, future events or otherwise.

Additional Information About the Merger and Where to Find It

     Independent Bank Corp. and Falmouth Bancorp, Inc. will be filing relevant documents concerning the merger with the Securities and Exchange Commission, including a registration statement on Form S-4 containing a proxy statement-prospectus. Investors are urged to read these documents because they contain important information, including detailed risk factors relating to the merger, not contained in this document. Investors will be able to obtain these and other documents filed by Independent Bank Corp. and Falmouth Bancorp, Inc. with the Securities and Exchange Commission on the Internet at <http://www.sec.gov>. The proxy statement-prospectus and other documents to be filed with the Securities and Exchange Commission may be obtained (once available) by directing a request to Independent Bank Corp., 288 Union Street, Rockland, Massachusetts, 02370, Attn: Investor Relations, or to Falmouth Bancorp, Inc., 20 Davis Straits, Falmouth, Massachusetts, 02540, Attn: Investor Relations.

Participants in Solicitation

Independent Bank Corp., Falmouth Bancorp, Inc. and their respective directors, executive officers and other members of management and employees may be participating in the solicitation of proxies in connection with the merger. Information concerning Independent Bank Corp.’s and Falmouth Bancorp, Inc.’s participants in the solicitation is set forth in the proxy statements filed by each with the Securities and Exchange Commission on February 26, 2003 and December 18, 2003, respectively. Certain directors and executive officers of Independent Bank Corp. and Falmouth Bancorp, Inc. may have direct or indirect interests in the merger due to securities holdings, vesting of options and pre-existing or future indemnification arrangements. Additional information regarding Independent Bank Corp., Falmouth Bancorp, Inc. and the interests of their respective directors, executive officers in the merger may be obtained from reading the definitive proxy statement-prospectus regarding the proposed merger when it becomes available. Investors should read the proxy statement-prospectus and other documents to be filed with the Securities and Exchange Commission carefully before making a decision concerning the proposed merger.